Exhibit 99.2

This proxy is solicited on behalf of the management of HIGH TIDE INC. (the”Company”) and is for use at the Annual General & Special Meeting of shareholders to be held virtually at www.AGMCMeeting.com on August 11, 2026 at 10:00am (Calgary Time).

VOTING METHODS
INTERNET	Go to www.agmcvote.com and enter your 12-digit control number.
EMAIL	voteproxy@agmconnect.com
MAIL	AGM Connect, 1800-372 Bay Street, Toronto, ON M5H 2W9

Control Number:
Shares to Vote:
Meeting Date:	August 11, 2026
Record Date:	June 29, 2026
Proxy Deadline:	August 7, 2026

The undersigned, being a shareholder of the Company hereby appoints, Harkirat (Raj) Grover, President, CEO & Director, of the Company, or failing him, Mayank Mahajan, CFO, or instead of either of them, the following appointee:

Please Print Appointee Name	Please Print Email of Appointee

as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the meeting and at any adjournment(s) or postponement(s) thereof, in accordance with voting instructions, if any, provided below.

-PLEASE SEE VOTING GUIDELINES ON REVERSE-

1. Appointment of Auditors	FOR	WITHHOLD
To reappoint Davidson & Company LLP as auditor of the Company for the ensuing year and to authorize the directors of the Company (the “Board”) to fix the auditor’s remuneration.	☐	☐
2. Fix the Number of Directors	FOR	AGAINST
To fix the number of directors of the Company at five (5) for the ensuing year.	☐	☐
3. Election of Directors	FOR	WITHHOLD
a. Harkirat (Raj) Grover	☐	☐
b. Arthur Kwan	☐	☐
c. Christian Sinclair	☐	☐
d. Kathleen Skerrett	☐	☐
e. Menashe Kestenbaum	☐	☐
4. Shareholder Rights Plan	FOR	AGAINST
To ratify, confirm, and approve the amended and restated shareholder rights plan adopted by the Board, as more particularly described in the Management Information Circular.	☐	☐

Please Print Name	Signature of Shareholder	Dated

This Proxy MUST BE SIGNED. This signed Proxy revokes and supersedes all previously dated and signed proxies.

PROXY VOTING GUIDELINES

NOTICE AND ACCESS

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management's discussion and analysis, on a website in addition to SEDAR+. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution on the reverse. You should review the Information Circular before voting.

HIGH TIDE INC. has elected to utilize notice-and-access and provide you with the following information: Meeting materials are available electronically at www.sedarplus.ca and also at http://www.agmconnect.com/current-meetings/hiti2026 and www.hightideinc.com/invest.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1.855.839.3715. In order

1.	THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY.

2.	THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3.	If you appoint the management nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, they will vote in favour of each resolution. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4.	Each shareholder has the right to appoint a person other than management designees specified to represent them at the meeting or any postponement or adjournment thereof. Such right may be exercised by completing the proxy appointee information section located on the front side of this proxy form page. The appointed proxyholder need not be a shareholder of the Company.

5.	The proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that properly come before the meeting or any adjournment or postponement thereof.

6.	To be valid, this proxy must be signed by the shareholder named on the front side of this proxy. If the shareholder is a Company, the proxy must be executed by an officer of the Company or an attorney duly authorized thereof.

7.	If the proxy is not dated, it is deemed to bear the date of it’s mailing to the shareholders of the Company.

8.	To be valid, this proxy must be filed using one of the Voting Methods and must be received by AGM Connect before the date noted on the front side of this proxy, or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays, and Holidays in the city of Toronto, Ontario excluded) before the time of the adjournment or postponement of the meeting.

CONDITIONS

If any amendments or variations to the matters referred to above or any other matters identified in the notice of meeting are proposed at the Meeting or any adjournment(s) thereof, or if any other matters which are not known to management should properly come before the meeting or any adjournment(s) thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in according with the best judgement of such persons.

Late proxies may be accepted or rejected by the Chairman of the meeting in his or her sole discretion.